U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 12B-25

                                   SEC FILE NUMBER - 0-22888
NOTIFICATION OF LATE FILING
                                   CUSIP NUMBER

     (CHECK ONE):

[     ]  Form 10-K and Form 10-KSB [    ]  Form 20-F [  ]  Form 11-K
[ X   ]  Form 10-Q and 10-QSB      [    ]  Form N-SAR

     For Period Ended: December 31, 1997

     [  ]  Transition Report on Form 10-K or 10-KSB
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q or 10-QSB
     [  ]  Transition Report on Form N-SAR
     For the Transition Period Ended:___________________________________


     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT
OR TYPE.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________________________________


PART 1 - REGISTRANT INFORMATION


Full Name of Registrant
                       CAI WIRELESS SYSTEMS, INC.

Address of Principal Executive Office (STREET AND NUMBER)

               18 CORPORATE WOODS BOULEVARD, THIRD FLOOR

City, State and Zip Code
                         ALBANY, NEW YORK 12211


PART II - RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filled on or before the fifth calendar day following the prescribed due date; and

[  ] (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period:

On February 17, 1998, the due date for the registrant's Form 10-Q for the quarter ended December 31, 1997, the registrant consummated a series of transactions that resulted in the termination of the Business Relationship Agreement, dated as of March 28, 1995, as amended, by and among the registrant, certain of its subsidiaries and affiliates of Bell Atlantic Corporation ("BANX"), and the transfer by BANX to the registrant of 1,000,000 shares of common stock of CS Wireless Systems, Inc. ("CS Wireless"), the registrant's joint venture with Heartland Wireless Communications, Inc. The consideration paid by the registrant for the agreement termination and CS Wireless stock was the issuance and sale by the registrant of an aggregate of $7 million of its 13% Senior Secured Notes. In addition, the registrant amended its existing credit facility by issuing and selling an additional note in the principal amount of $11 million and extending the maturity of all notes issued under the credit facility to June 1, 1998. As a result of the consummation of these transactions at the close of business on February 17, 1998, the registrant was unable to finalize and file its quarterly report on Form 10-Q for the quarter ended December 31, 1997 without unreasonable effort or expense.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     WAYNE BARR, JR., ESQ.   (518)        462-2632
          (Name)          (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                              [X]  Yes [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                              [  ]  Yes [x]  No


                       CAI WIRELESS SYSTEMS, INC.
         (Exact name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 18, 1998 By: /s/ James P. Ashman
                              James P. Ashman
                              Executive Vice President and CFO


                               ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).